PRIMO WATER CORPORATION

101 North Cherry Street, Suite 501

Winston-Salem, North Carolina 27101

December 2, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mara L. Ransom (Mail Stop 3561)

Re:	Primo Water Corporation Registration Statement on Form S-4 (File No. 333-214200)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Primo Water Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to be declared effective at 4:00 p.m., Eastern time, on Monday, December 5, 2016 or as soon thereafter as is practicable.

The Company hereby acknowledges its obligations and responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please contact Sean M. Jones of K&L Gates LLP (704-331-7406) if you have any other questions regarding this matter.

Very truly yours,

PRIMO WATER CORPORATION

By:	/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer

cc:	Sean M. Jones (K&L Gates LLP)